CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
(Before Payment of Capital or Issuance of Stock)

Mark Bradley Feldgreber	and
Name of Incorporator		Name of Incorporator

Certify that:

1.	They constitute at two-thirds of the original incorporators or MARK BRADLEY FELDGREBER THE PLAYERS NETWORK, a Nevada corporation.

2.	The original Articles were filed in the officer of the Secretary of State on MARCH 16TH 1993.

3.	As of the date of this certificate, no stock of the corporation has been issued.

4.	They hereby adopt the following amendments to the articles of incorporation of this corporation:

Article #1 is amended to read as follows:

NEW NAME: (PLAYERS NETWORK)

/s/ Mark Bradley Feldgreber Mark Bradley Feldgreber, CEO and President